UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   BURROW, CARL
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   05/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President of Marketing
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  05/01/00    M        3,119         A  $22.3750                    D  Direct
Common Stock                                  05/01/00    S        3,119         D  $37.5436                    D  Direct
Common Stock                                  05/01/00    M        657           A  $10.6250                    D  Direct
Common Stock                                  05/01/00    S        657           D  $37.5436                    D  Direct
Common Stock                                  05/01/00    M        6,250         A  $10.6250                    D  Direct
Common Stock                                  05/01/00    S        6,250         D  $37.5436                    D  Direct
Common Stock                                  05/16/00    M        942           A  $22.3750                    D  Direct
Common Stock                                  05/16/00    S        942           D  $32.3750                    D  Direct
Common Stock                                  05/16/00    M        2,602         A  $11.1250                    D  Direct
Common Stock                                  05/16/00    S        2,602         D  $32.3750                    D  Direct
Common Stock                                  05/16/00    M        1,562         A  $10.0625                    D  Direct
Common Stock                                  05/16/00    S        1,562         D  $32.3750                    D  Direct
Common Stock                                  05/16/00    M        1,875         A  $13.0625                    D  Direct
Common Stock                                  05/16/00    S        1,875         D  $32.3750     0              D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Incentive Stock Option (right  $10.6250        05/01/00       M                          657              (1)          01/05/06
to buy)
Incentive Stock Option (right  $10.6250        05/01/00       M                          6,250            (1)          01/05/06
to buy)
Incentive Stock Option (right  $22.3750        05/01/00       M                          3,119            05/01/97 (2) 12/20/06
to buy)
Non-Qualified Stock Option     $10.0625        05/16/00       M                          1,562            12/31/99 (3) 07/28/08
(right to buy)
Non-Qualified Stock Option     $11.1250        05/16/00       M                          2,602                         01/09/08
(right to buy)
Non-Qualified Stock Option     $13.0625        05/16/00       M                          1,875            (4)          03/01/09
(right to buy)
Non-Qualified Stock Option     $22.3750        05/16/00       M                          942              02/01/98 (5) 12/20/06
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Incentive Stock Option (right  05/01/00  Common Stock                   657                                     D   Direct
to buy)
Incentive Stock Option (right  05/01/00  Common Stock                   6,250                     0             D   Direct
to buy)
Incentive Stock Option (right  05/01/00  Common Stock                   3,119                     589           D   Direct
to buy)
Non-Qualified Stock Option     05/16/00  Common Stock                   1,562                     26,001        D   Direct
(right to buy)
Non-Qualified Stock Option     05/16/00  Common Stock                   2,602                     15,141        D   Direct
(right to buy)
Non-Qualified Stock Option     05/16/00  Common Stock                   1,875                     20,625        D   Direct
(right to buy)
Non-Qualified Stock Option     05/16/00  Common Stock                   942                       350           D   Direct
(right to buy)

Explanation of Responses:

(1)
Option for 20,000 shares is exercisable at 6.25% per quarter with vesting commencing on 1/5/96.  Option for 3,500 shares is exercisable at 6.25% per quarter with vesting commencing on 8/1/95.  Option for 1,900 shares becomes 100% exercisable on 8/1/99.
(2)
Option begins vesting on 2/1/97 and is exercisable quarterly as to 937 shares through 11/1/97, 1,027 shares through 11/1/98, 880 shares through 11/1/99, and 551 shares through 11/1/2000.  The remaining 313 shares vest 100% on 2/1/2001.
(3)
Option begins vesting 12/31/98 and is exercisable quarterly as to 6,250 shares in 1999, 2000 and 2001.
(4)
Option begins vesting on 3/1/99 and is exercisable as to 1,875 shares quarterly through 12/1/02.
(5)
Option begins vesting on 11/1/97 and is exercisable quarterly as to 223 shares through 11/1/98, 370 shares through 11/1/99 and 699 shares through 11/1/2000.

SIGNATURE OF REPORTING PERSON
/S/ BURROW, CARL
DATE